3/16/2004

SECURI  04002067 MISSION 318

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8- 51293

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2003 AND ENDING December 31, 2003
                                              MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Forum Fund Services, LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Two Portland Square
                                    (No. and Street)

Portland   Maine   04101
       (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
  Mr. John Y. Keffer   (207) 879-1900
                                                              (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Berry, Dunn, McNeil & Parker
                         (Name – if individual, state last, first, middle name)

100 Middle Street   Portland   Maine   04104
    (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

SEC MAIL PROCESSING RECEIVED FEB 24 2004

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, <u>John Y. Keffer</u>, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of <u>Forum Fund Services, LLC</u>, as of <u>December 31,</u>, 20<u>03</u>, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

LEWIS G. CURTIS
Notary Public, Maine
My Commission Expires January 29, 2011

_____
Notary Public

Signature

President
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FORUM FUND SERVICES, LLC
(S.E.C. I.D. No. 8-51293)

FINANCIAL STATEMENTS

and

SUPPLEMENTAL SCHEDULE

December 31, 2003

With Independent Auditors' Report

Filed Pursuant to Rule 17a-5(e)(3) as a
Public Document

BERRY.DUNN.MCNEIL & PARKER



CERTIFIED PUBLIC ACCOUNTANTS
MANAGEMENT CONSULTANTS


INDEPENDENT AUDITORS' REPORT

To the Members of Forum Fund Services, LLC
Portland, Maine

We have audited the accompanying statement of financial condition of Forum Fund Services, LLC (the "Company") as of December 31, 2003, and the related statements of operations and membership interest, and cash flows for the year then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of Forum Fund Services, LLC at December 31, 2003, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The computation of net capital as of December 31, 2003 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by Rule 17a-5 of the Securities Exchange Act of 1934. This supplemental schedule is the responsibility of the Company's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Berry, Dunn, McNeil & Parker

Portland, Maine
January 20, 2004

FORUM FUND SERVICES, LLC

Statement of Financial Condition

December 31, 2003

ASSETS

Cash and cash equivalents	$	173,622
Accounts receivable		154,764
Other assets		6,158
Total assets	$	334,544

LIABILITIES AND MEMBERSHIP INTEREST

Liabilities		
Accounts payable and accrued expenses	$	232,848
Payables to affiliates		587
Total liabilities		233,435
Membership interest		101,109
Total liabilities and membership interest	$	334,544

The accompanying notes are an integral part of these financial statements.

FORUM FUND SERVICES, LLC

Statement of Operations and Membership Interest

Year Ended December 31, 2003

Revenues	
Management and administration fees	$ 46,664
Distribution fees	2,174,477
Interest	1,239
Total revenues	2,222,380
Expenses	
Administration	9,166
Professional services	11,734
Commissions	2,130,388
Regulatory and compliance	8,441
Other	71,126
Total expenses	2,230,855
Net loss	(8,475)
Membership interest, beginning of year	57,984
Contributions from member	51,600
Membership interest, end of year	$ 101,109

The accompanying notes are an integral part of these financial statements.

FORUM FUND SERVICES, LLC

Statement of Cash Flows

Year Ended December 31, 2003

Cash flows from operating activities	
Net loss	$ (8,475)
Adjustments to reconcile net loss to net cash provided by operating activities	
Decrease in accounts receivable	18,860
Increase in other assets	(6,158)
Increase in accounts payable and accrued expenses	20,135
Decrease in payables to affiliates	(804)
Net cash provided by operating activities	23,558
Cash flows from financing activities - contributions	51,600
Net increase in cash and cash equivalents	75,158
Cash and cash equivalents, beginning of year	98,464
Cash and cash equivalents, end of year	$ 173,622

The accompanying notes are an integral part of these financial statements.

1. **Summary of Significant Accounting Policies**

   Organization

   Forum Fund Services, LLC (the "Company") is a registered broker-dealer under the Securities Exchange Act of 1934 and a member of the National Association of Securities Dealers, Inc. (the "NASD"), the Company's primary regulator. The Company is wholly owned by Forum Trust, LLC.

   Revenue and Expense Recognition

   The Company is engaged in the business of administering and distributing mutual funds. The Company receives administration and distribution fees for the performance of such services, which are recorded in accordance with the terms of contractual agreements and are generally computed based on a percentage of the mutual funds' assets.

   Use of Estimates

   The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America may require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

   Income Taxes

   The Company is a single-member, limited liability company and is considered a disregarded entity for federal income tax purposes. Any income or loss generated is passed through to Forum Trust, LLC.

   Cash and Cash Equivalents

   The Company considers all liquid investments of three months or less to maturity to be cash equivalents.

   Accounts Receivable

   Accounts receivable are stated at the amount management expects to collect from outstanding balances. Management provides for probable uncollectible amounts through a charge to current earnings and a credit to a valuation allowance based on its assessment of the current status of individual accounts. There were no accounts requiring a valuation allowance at December 31, 2003.

2. Related-Party Transactions

In the ordinary course of business, the Company participates in a variety of financial and administrative transactions with affiliates. The accompanying financial statements have been prepared from the separate records maintained by the Company, but may not necessarily be indicative of the conditions that would have existed or the results of operations if the Company had been operated as an unaffiliated entity.

The Company was party to an expense agreement, which terminated on December 19, 2003, with Forum Financial Group, LLC ("FFG"), an affiliate, whereby FFG paid certain expenses of the Company without recourse. For the year ended December 31, 2003, $51,167 of expenses were reimbursed under this agreement.

The Company was party to an intragroup services agreement, which terminated on December 19, 2003, whereby certain of the Group's companies provided services that benefited other of the Group's companies. For the year ended December 31, 2003, the Company paid $39,137 for such services rendered by affiliates under the agreement.

3. Net Capital Requirement

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rules of the NASD also provide that equity capital may not be withdrawn or cash dividends paid if the resulting ratio of aggregate indebtedness to net capital would exceed 10 to 1. At December 31, 2003, the Company's net capital was $88,933, which was $63,933 in excess of its required net capital of $25,000. The Company's ratio of aggregate indebtedness to net capital was 2.62 to 1.

4. Exemption From Rule 15c3-3

As of December 31, 2003, the Company was exempt from Rule 15c3-3 of the Securities and Exchange Commission under the provisions of Subparagraph (k)(1) thereof.

5. Significant Customers

In fiscal year 2003, revenue from one customer accounted for approximately 61% of the Company's revenue.

FORUM FUND SERVICES, LLC

Computation of Net Capital for Brokers and Dealers
Pursuant to Rule 15c3-1 Under the Securities Exchange Act of 1934

December 31, 2003

Net capital - membership interest	$	101,109
Deductions - nonallowable assets		(12,176)
Net capital	$	88,933
Aggregate indebtedness	$	233,435
Computation of net capital requirement - Minimum net capital required (the greater of $25,000 or 6-2/3% of aggregate indebtedness)	$	25,000
Excess net capital	$	63,933
Ratio of aggregate indebtedness to net capital		2.62 to 1

Note: There are no material differences between the Company's December 31, 2003 unaudited FOCUS Report as filed and the audited FOCUS Report.


INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL
REQUIRED BY SEC RULE 17a-5

To the Member of Forum Fund Services, LLC
Portland, Maine

In planning and performing our audit of the financial statements of Forum Fund Services, LLC (the "Company") for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements, and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company (including tests of such practices and procedures) that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments made by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

- 8 -

To the Member of Forum Fund Services, LLC
Portland, Maine

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projections of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their changes and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that specific error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control and its operation (including control activities for safeguarding securities) that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's objectives.

This report is intended solely for the information and use of the Member, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Berry, Dunn, McNeil & Parker

Portland, Maine
January 20, 2004